Exhibit 99.1

Ohmyhome to Present at the Sidoti Virtual Conference on August 16th -17th, 2023

Singapore, August 8, 2023 (Globe Newswire) - Ohmyhome Ltd. (NASDAQ: OMH) (“the Company”), a one-stop-shop property technology platform providing end-to-end property solutions and services for buying, selling, renting, and renovating homes, today announces that its Co-Founder & CEO, Rhonda Wong, will be presenting at the Sidoti Virtual Conference on August 16th -17th, 2023. Details are as follows:

Sidoti Micro-Cap Virtual Conference

Conference: August 16th – 17th, 2023

Presentation Time: Wednesday, August 16th, 2023, 8:30 a.m. – 9:00 a.m. Eastern Time

Webcast: Zoom Link Here (Track 1)

Ms. Rhonda Wong will also be available during the conference for one-on-one meetings with members of the financial community. Interested parties may request a one-on-one meeting by registering through Sidoti’s link here for free, or emailing info@skylineccg.com.

About Ohmyhome

Ohmyhome is a one-stop-shop property technology platform in Singapore that provides end-to-end property solutions and services for buying, selling, renting, and renovating homes. Since its launch in 2016, Ohmyhome has transacted over 13,100 properties. It is also the highest rated property transaction platform with more than 8,000 genuine reviews with an average rating of 4.9 out of 5 stars.

Today, Ohmyhome is the first Singaporean company listed in the US in 2023 and the first women-only founded proptech company listed in the US.

Ohmyhome is dedicated to bringing speed, ease, and reliability to the property-related services, and to become the most trusted and comprehensive property solution for everyone.

For more information, visit: https://ohmyhome.com/en-sg/

About Sidoti Events, LLC (“Events”) and Sidoti & Company, LLC (“Sidoti”)

In 2023, Sidoti & Company, LLC (www.sidoti.com) formed a sister company, Sidoti Events, LLC in order to focus exclusively on its rapidly growing conference business and to more directly serve the needs of presenters and attendees. The relationship allows Events to draw on the nearly 25 years of experience Sidoti had as a premier provider of independent securities research focused specifically on small and microcap companies and the institutions that invest in their securities, with most of its coverage in the $200 million-$5 billion market cap range. Sidoti’s coverage universe comprises upwards of 200 names of which about one-third participate in the firm’s rapidly growing Company Sponsored Research (“CSR”) program. Events is a leading provider of corporate access through the eight investor conferences it hosts each year. By virtue of its direct ties to Sidoti, Event’s benefits from Sidoti’s small- and microcap-focused nationwide sales force, which has relationships with approximately 500 institutional clients in North America. This enables Events to provide multiple forums for meaningful interaction for small and microcap issuers and investors specifically interested in companies in the sector.

Safe Harbor Statement

This press release contains forward-looking statements. In addition, from time to time, we or our representatives may make forward-looking statements orally or in writing. We base these forward-looking statements on our expectations and projections about future events, which we derive from the information currently available to us. Such forward-looking statements relate to future events or our future performance, including: our financial performance and projections; our growth in revenue and earnings; and our business prospects and opportunities. You can identify forward-looking statements by those that are not historical in nature, particularly those that use terminology such as “may,” “should,” “expects,” “anticipates,” “contemplates,” “estimates,” “believes,” “plans,” “projected,” “predicts,” “potential,” or “hopes” or the negative of these or similar terms. In evaluating these forward-looking statements, you should consider various factors, including: our ability to change the direction of the Company; our ability to keep pace with new technology and changing market needs; and the competitive environment of our business. These and other factors may cause our actual results to differ materially from any forward-looking statement.

Forward-looking statements are only predictions. The forward- looking events discussed in this press release and other statements made from time to time by us or our representatives, may not occur, and actual events and results may differ materially and are subject to risks, uncertainties, and assumptions about us. We are not obligated to publicly update or revise any forward-looking statement, whether as a result of uncertainties and assumptions, the forward-looking events discussed in this press release and other statements made from time to time by us or our representatives might not occur.

Investor Relations Contact:

Skyline Corporate Communications Group, LLC

Scott Powell, President

One Rockefeller Plaza, 10th Floor

New York, NY 10020 USA

Office: (646) 893-5835 x2

Email: info@skylineccg.com

Visit Investor Relation website: ir.ohmyhome.com